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Filed by Pharmacopeia, Inc. This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934, as amended. Subject Company: Pharmacopeia, Inc. Registration No.: 333-70740

FORM OF POWERPOINT PRESENTATION

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[ACCELRYS LOGO]

Pharmacopeia: Key Facts

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  Annual revenues—$119 m

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  750 employees

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  3 major centers of excellence

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  Key competencies

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  Combinatorial chemistry, medicinal chemistry, high and ultra- throughput screening, in-vitro pharmacology…

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  Software: molecular modeling, simulation, cheminformatics, bioinformatics, consulting…

Centers of Excellence:

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  Princeton, NJ (Corporate HQ)

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  San Diego, CA

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  Cambridge, UK

Technology Centers:

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  Madison, WI

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  Leeds, UK

Regional Sales/Support:

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  Tokyo, Japan

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  Burlington, MA

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  Paris, France

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  Munich, Germany

Pharmacopeia Annual Revenue Growth

August 22, 2001
Pharmacopeia and Eos to Merge

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Our Customers

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  All major pharmaceutical companies

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  All leading biotechnology companies

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  90% of the world's top 50 chemicals companies

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  Worldwide network of academic customers and collaborators

Our Opportunity: Challenges Facing R&D

Data Explosion:	Genomics, Proteomics, Compound libraries, Crystallographic, Screening data…
Speed & Efficiency:	Competitive advantage through use of corporate resources & knowledge
Bottlenecks:	Synthesis, testing and optimization of drug candidates & materials/chemicals
Market Pressures:	Cost containment, Generic substitution, Therapeutic alternatives…

Software Products

Accelrys Bioinformatics

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  18 years of bioinformatics leadership

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    GCG Wisconsin Package

  A market leader for:

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    DNA analysis, annotation & reporting

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    Secure enterprise-wide data management

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    Access to core discovery databases

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    Multi-platform servers and desktop clients

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Accelrys Life Science Simulation

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  15 years as a leading software provider

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    Structural biology

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    Rational drug design

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    Cerius(2), Catalyst, Insight II, Quanta

  Integrated project management and modeling

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      Target identification

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      Target characterization

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      Lead definition

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      Lead optimization

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      Candidate evaluation

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Accelrys Cheminformatics

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  Technology, tools, data content

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    Enterprise-wide data management

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    Biology and chemistry

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    Scientist's desktop

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    Databases and analysis tools

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    Chemistry-enabled productivity tools

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    Decision support and analysis

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    Line-of-business

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    workflow focus

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Accelrys Consulting Services

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  Innovative Custom Solutions

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    Applications development

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    Connectivity with 3rd parties

  Enterprise-wide Systems Integration

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    Data and Information Workflow

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    Knowledge Management

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    Decision Support

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Drug Discovery

Drug Discovery—Scientific Strengths

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  Proprietary combinatorial chemistry

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    ECLiPS™

  Medicinal chemistry

  Biology

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    molecular biology expertise

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    novel assay development

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    ultra high-throughput screening

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    secondary assays

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    in vitro pharmacology

  In silico predictive tools

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    absorption, solubility, stability, blood brain barrier penetration

Breadth of Experience

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  7 million novel, drug-like compounds

  Programs against—70 targets

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    milestones/royalties

  Success with challenging targets

  Highly successful initial lead identification

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    >60% success rate finding sub-micromolar hits

  Highly successful optimization results

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    >80% success rate at optimizing lead compounds

  Multiple programs poised for clinical development

Success

CLINIC

Development Candidates—4 programs
Optimization at PCOP/Partner—15 programs
Lead Discovery—14 programs

7 MILLION NOVEL COMPOUNDS

A Powerful Combination

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+
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Eos Overview

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  Privately-held
  78 Employees

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    30 Doctorates

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    12 Bioinformaticists

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    Biologists, chemists, physicians

  31,000 ft(2) in SSF, CA

  $44 million cash

Eos Highlights

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    Biology-driven target identification and validation

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    Geonomics toolset with proprietary targets

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    Rapid development of therapeutic antibodies

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    Retained rights to small molecule targets

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    Experienced management team

New Paradigm in Target Validation

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  Identify pathogenic cell

  Identify cell-specific mRNAs

  Identify cell surface proteins

  Attack culprit cell via target

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    disrupt cell function with naked MAb

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    deliver payload via MAb

The Toolkit—Eos Hu03

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  >93% expressed genome

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  Single GeneChip(R) array

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  Proprietary Eos design

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  Affymetrix custom manufacturing

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  Fully operational

Completed and Active Programs

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  Cancers

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    Breast

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    Colo-rectal

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    Prostate

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    Lung

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    Bladder

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    Ovarian

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    Head and neck

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    Cervical

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    Melanoma

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    Uterine

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    Renal

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    Glioblastoma

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    Stomach

  Angiogenesis

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    Proprietary Model System

Eos Target Pipeline

	Total #	G Protein Coupled Receptor	Transporter/ ion Channel	Proteinase/ Proteinase inhibitor	Growth factor/growth receptor	Other TM and secreted	Novel unknown structure
Angiogenesis	8	2	1	2	1	1	0
Breast Cancer	27	0	2	2	4	14	5
Colon Cancer	5	0	0	1	1	3	0
Prostate Cancer	24	2	10	3	0	6	3
Lung Cancer	13	1	3	1	2	6	0
Ovarian Cancer	6	3	0	0	1	2	0
Bladder Cancer	7	1	10	1	0	2	3
TOTAL	90	9	16	10	9	35	11

Pipeline

	July 01	Jan 02E	July 02E	Jan 03E	July 03E
Targets selected	85	-200	-200	—	—
Cloned genes	48	70	100	—	—
Protein	20	40	70	—	—
Antibodies (10 -100 / target)	11	20	40	60	—
Test Antibodies (through animals)	2	8	18	30	42
validated target & antibody	1	2	4	6	8
Antibody IND	—	—	1	2	4

Pipeline

Collaborators

[AVENTIS LOGO]	DNA vaccine targets for cancer
[BIOGEN LOGO]	Antibody targets for breast cancer
[BIOSITE DIAGNOSTICS LOGO]	Phage display of HuMAb antibodies
[MEDAREX LOGO]	HuMAb mice & co-development
[SEATTLE GENETICS LOGO]	Linker & payload technologies

What NEW can we do together?

  Discover and develop our own therapeutics

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    Antibodies

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    Small molecule drugs

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    In-license therapeutic candidates in the clinic

  Partner Rx candidates, retain part ownership

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    Disease-specific collaborations

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    Antibodies PLUS drugs for novel targets

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    Therapeutic candidates with clinical and-or pre-clinical data

  Expand Accelrys' offerings

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    Proprietary content—complete genome expression

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    Genomic knowledge-base

Combined Company

Pharmacopeia, Inc.

Mab & Drug Discovery & Development
• Target Discovery	= Eos Biotechnology
• Lead Discovery	= PCOP Drug Discovery
• Lead Qualification	= PCOP Drug Discovery
• Lead Optimization	= PCOP Drug Discovery
• Drug Development	= Eos Biotechnology
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• Bioinformatics	= Accelrys Software
• Gene Expression Database	= Eos Biotechnology
• Cheminformatics	= Accelrys Software
• Life Science Simulation	= Accelrys Software
• Materials Science	= Accelrys Software
• Consulting	= Accelrys Software

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PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the United States Securities and Exchange Commission by Pharmacopeia. Security holders may receive a free copy of the proxy statement/prospectus when available, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus to be filed with the SEC by Pharmacopeia, and will be available on the SEC's web site as referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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FORM OF POWERPOINT PRESENTATION
Pharmacopeia Annual Revenue Growth
August 22, 2001 Pharmacopeia and Eos to Merge
Software Products
Drug Discovery
CLINIC
Pipeline
Pharmacopeia, Inc.